PRYOR CASHMAN LLP

7 Times Square

New York, N.Y. 10036

BY EDGAR

January 22, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Washington, D.C. 20549

Attn:	Robert Augustin
Katherine Bagley

RE:	Empro Group Inc.
Amendment No. 3 to Registration Statement on Form F-1
Filed December 10, 2024
File No. 333-282155

Dear Sir / Madam:

On behalf of our client, Empro Group, Inc. (the “Company”), a Cayman Islands exempted company with limited liability, we hereby submit this letter in response to the comments set forth in that certain letter dated December 23, 2024 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company, relating to Amendment No. 3 to the Registration Statement on Form F-1 that the Company filed with the Commission on December 10, 2024 (“Amendment No. 3”).

The Company is responding to the Staff’s comments by filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”) that addresses the Staff’s comments, as more fully set forth below, and also provides further information about the terms of the company’s initial public offering. For your convenience, the Staff’s comments have been retyped herein in bold.

Comment 1	Business, Properties and Facilities, page 75

We note your disclosure that the lease for your retail outlet in the Megamall Southkey in Johor Bahru, Malaysia expired in November 2024. Please revise your disclosure to describe the impact on your business and operations from the expiration of this lease, if material, and any related risks to investors.

Response

In response to the comment, we have revised the disclosure under the heading “Marketing Strategy – Retail Stores” on page 64 of the prospectus contained in Amendment No. 4 and the disclosure under the heading “Our Growth Strategies” on page 69 of the prospectus contained in Amendment No. 4 to note the closure of the retail outlet in the Megamall Southkey in Johor Bahru, Malaysia following the expiration of the lease in November 2024, to state that the Company does not anticipate that the closure of this retail outlet will have an impact on its business and operations, and to reiterate that the Company has no present intentions to expand the number of its retail outlets in the near term.

Comment 2	Management, Employment Agreements and Indemnification Agreements, page 81

We note your revised disclosure that “[you] will enter into agreements with each of [y]our executive officers . . .” Please revise to describe the material terms of these agreements, including but not limited to any termination provisions, and confirm that you will file such agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.”

Response

In response to the comment, we have revised the heading to this section in Amendment No. 4 to read “Agreements with Executive Officers and Directors”. As revised, the heading no longer indicates that the Company will enter into employment agreements with its executive officers. As noted in the revised section, the Company plans to enter into agreements with its executive officers containing standard confidentiality obligations, and it also plans to enter into indemnification agreements with its directors and officers. The form of confidentiality agreement is being filed as Exhibit 10.15 to Amendment No. 4 and the form of indemnification agreement was previously filed as Exhibit 10.7 to the Registration Statement.

If you have any further questions or comments, or would like to discuss this response letter, please feel free to call the undersigned at (212) 326-0468 or to email the undersigned at mcampoli@pryorcashman.com.

Sincerely,

/s/ Michael T. Campoli
Michael T. Campoli
Pryor Cashman LLP

cc:	Yeoh Chee Wei